EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

Year Ended December 31,	2016	2015	2014	2013	2012
	(dollars are in millions)
Income (loss) from continuing operations	$(556)	$(394)	$547	$713	$(2,405)
Income tax expense (benefit)	(258)	(471)	224	325	(1,406)
Income (loss) from continuing operations before income tax	(814)	(865)	771	1,038	(3,811)
Fixed charges:
Interest expense	512	895	1,058	1,370	1,777
Interest portion of rentals(1)	3	4	4	5	8
Total fixed charges	515	899	1,062	1,375	1,785
Total earnings from continuing operations as defined	$(299)	$34	$1,833	$2,413	$(2,026)

Ratio of earnings to fixed charges	(.58)	.04	1.73	1.75	(1.14)

(1)	Represents one-third of rentals, which approximates the portion representing interest.